PROSPECTUS  SUPPLEMENT NO. 1             FILED PURSUANT TO RULE 424(B)(3)AND (C)
(TO THE PROSPECTUS DATED JUNE 21, 2004)           REGISTRATION  NO. 333-115477

                                U.S. ENERGY CORP.
                        5,552,283 SHARES OF COMMON STOCK

     This prospectus supplement supplements the prospectus dated June 21, 2004 of U.S. Energy Corp. ("USE") relating to the public offer and sale by the selling shareholders of up to 2,113,573 shares of common stock by shareholders; up to 1,472,689 shares of common stock by holders of warrants and options on exercise thereof; up to 1,720,030 shares which may be issued on exchange of outstanding common stock, and preferred stock, in Rocky Mountain Gas, Inc. ("RMG," a majority-owned subsidiary of USE) for common stock of USE; and up to 245,991 shares which may be issued on conversion of principal and interest on debt.

     This prospectus supplement should be read in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THE PROSPECTUS AND THE TABLE OF CONTENTS ON PAGE 2 OF THE PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is August 18, 2004

                       ----------------------------------

     On July 30, 2004, USE entered into a credit agreement with Geddes and Company (the "lender"), based in Phoenix, Arizona, to borrow up to $3 million, of which $1.5 million was loaned on August 18, 2004. Proceeds will be used to acquire and develop gas properties, and for general corporate purposes of the company and its subsidiary RMG.

     Terms  of  the  transaction  are:

     X The total amount available under the credit agreement is $3.0 million. Amounts in addition to the initial $1.5 million loan will be available to us until August 1, 2006. Out of the initial loan proceeds, we paid the lender a commitment fee of $90,000 (3% of the $3 million commitment).

     X All amounts loaned under the agreement are secured by security interests in the following collateral: (1) a first position in (a) the promissory note and mortgage received in 2003 from the buyer of our commercial properties in Ticaboo, Utah ($3,081,014 outstanding at June 30, 2004; (b) the coalbed methane leases in the Castle Rock property (located in the Montana portion of the Powder River Basin) held by RMG; and (c) 4 million shares of common stock which we hold in RMG; and (2) a second position on our corporate airplane. However, all proceeds of sale of any of this collateral by the lender in the event of foreclosure will be applied to amounts owed the lender; we will be entitled to any surplus proceeds or collateral remaining after the lender has been paid in full.

     X All loans mature on the sooner to occur of August 1, 2006 or the date when RMG has a class of stock registered with the Securities and Exchange Commission. Annual interest at 10% on amounts loaned under the credit agreement is payable on the first business day after each quarter, beginning October 1, 2004.


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     X    Prepayment  of  loans  is  permitted  without  penalty. Payment before
          maturity  is  mandatory   from  money  received  from   settlement  or
          enforcement of any judgment entered upon our claims against Nukem, Inc., and from proceeds from sale or disposition of any collateral securing the loans. Upon receipt of our notice of prepayment, the lender may convert some or all of the prepayment amount to restricted shares of common stock of RMG, at a price equal to the exercise price of the warrants (see below).

     X At any time, in connection with an intended prepayment of the loans or otherwise, the lender has the right to convert some or all of the outstanding loans to restricted shares of common stock at a price equal to the exercise price of the warrants.

     X Outstanding interest and principal on the loans will become immediately due and payable in the event we fail to pay interest or principal when due, or there is a default in performance of any other agreement contained in the transaction documents which is uncured for 20 days, or we become insolvent or bankrupt.

     X In connection with the credit agreement, RMG agreed to issue warrants to the lender to purchase up to 600,000 restricted shares of common stock of RMG:

          * All warrants will expire on the fifth anniversary of the date when RMG has sold $20 million of its securities in a future offering; however, the warrants will not be exercisable after July 30, 2019 in any event.

          * Warrants to purchase 450,000 shares of RMG common stock have been issued to the lender in connection with the initial $1.5 million loan, at initial exercise prices of $3.00 per share on 225,000 shares; $3.25 per share on 75,000 shares; $3.50 per share on 75,000 shares; and $3.75 on 75,000 shares. No additional warrants will be issued until we borrow more than $2 million.

               - At such time as we borrow more than $2 million, RMG will issue warrants to purchase an additional 150,000 shares of RMG common stock, at initial exercise prices of $3.00 per share on 75,000 shares; $3.25 per share on 25,000 shares;
                    $3.50  per  share  on  25,000  shares;  and  $3.75 on 25,000 shares. This number of additional warrants will not be pro rated down if we borrow more than $2 million but less than the full $3 million available under the credit agreement.

               - The initial exercise price of the outstanding warrants to purchase 225,000 shares which have been issued, and the initial exercise price of 75,000 of the additional warrants which may be issued to the lender in the future, will be adjusted down to equal to the lowest purchase price per share actually paid to and received by RMG from investors in a future offering. In addition, in that event, the initial exercise prices of $3.25 to $3.75 for the balance of the outstanding warrants on 225,000 shares (and the same exercise prices for the warrants on 75,000 shares which may be issued if we borrow more than $2 million), all will be adjusted down proportionately.

               - Terms of a future RMG financing(s) which would set the expiration date of the warrants, and possibly cause adjustments to initial exercise prices) have not been determined.

          * Neither the company or RMG is required by the lender to maintain or achieve any ratios of financial liquidity or quantities of gas reserves or production, or similar matters.


                          End of Prospectus Supplement


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